

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

September 25, 2017

Kyle Kennedy
Chief Executive Officer
Seafarer Exploration Corp.
14497 N. Dale Mabry Highway
Suite 20—N
Tampa, FL 33618

>   **Re: Seafarer Exploration Corp.**
>   **Form 10-K for the Year Ended December 31, 2016**
>   **Filed April 4, 2017**
>   **File No. 000-29461**

Dear Mr. Kennedy:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Melissa Raminpour
>
>   Melissa Raminpour
>   Branch Chief
>   Office of Transportation and Leisure